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BROCKER Technology Group

BROCKER TECHNOLOGY GROUP LTD. BEEFS UP COMMUNICATIONS

Auckland, NZ - May 12, 2000. Business-to-business e-commerce and communications company, Brocker Technology Group (TSE: BKI, http://www.brockergroup.com), has appointed Nigel Murphy to its senior executive team, as Marketing Communications Manager.

Brocker CEO Mike Ridgway explains, "In this new role, Nigel will manage Brocker's public and investor relations initiatives, and oversee all aspects of our communications. His appointment reflects Brocker's desire to communicate more effectively with our valued shareholders and the business community at large."

"I think it would be fair to say that Brocker has been focused on doing business rather than talking about it," says Nigel. "We have been developing innovative technologies, acquiring companies and generally growing the business. It is now time to more boldly explain our continuing success, so that the market understands how exciting Brocker's future is."

Nigel was formerly general manager of a public relations consultancy, Drum. He has nearly 20 years marketing and communications experience, primarily within the Information Technology ("IT") sector, and has managed the communications for among others, IBM, Compaq, Intel.

About Brocker Technology Group Ltd.

Brocker Technology Group is an innovator in business-to-business communication, impacting the global market. The Company is focused on understanding and predicting how people and businesses communicate and transact with each other in an internet enabled world.

From its origins distributing IT products, Brocker has been carefully crafting itself into a developer of intellectual property with global application. The broad range of products and services provided by Brocker include: computer telephony, e-commerce, application service provision (ASP) and logistics, to name a few. To support these, the Company is structured into four divisions:
Application Development, Professional Services, Application Hosting, and Vendor Services.

The company intends to seek a listing on a U.S. exchange at such time it is permissible. Brocker is a public company listed on the Toronto Stock Exchange and trades under the symbol "BKI".

Note: The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

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CORPORATE CONTACT                         INVESTOR & MEDIA RELATIONS
Brocker Technology Group                  [GRAPHIC OMITTED]
Robert Rowell                             Toll Free: (888) 301-6788
Tel: (800) 299-7823                       Fax: (604) 806-3367
Email: brocker@cadvision.com              Email: bki@mindsharecommunications.com
Web: www.brockergroup.com


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considered  for  information  purposes  only. No stock  exchange has approved or disapproved of the information contained herein. Disclosure Statement: Brocker Technology Group ("BKI") has retained and compensated the public relations firm Mindshare Communications Inc. for the purpose of raising the profile and
awareness  of  BKI,  including:  email  distribution,   media/public  relations,
investor   relations,   analyst  relations,   and  market  research.   Mindshare
Communications did not receive any other compensation, of any kind, for these services.